Exhibit 99.1

CureVac Announces Voting Results of General Meeting

TÜBINGEN, Germany / BOSTON, USA – June 24, 2025 – CureVac N.V. (Nasdaq: CVAC), a pioneering multinational biotech company developing a new class of transformative medicines based on messenger RNA (mRNA), today announced the voting results of the Company's Annual General Meeting.

The shareholders of the Company voted in favor of all proposals. These proposals included the appointment of Axel Sven Malkomes as a member of the Management Board, effective June 24, 2025. Additionally, Jean Stéphenne, Debra Barker, Craig A. Tooman, as well as Klaus Schollmeier were reappointed as members of the Supervisory Board, Mehdi Shahidi was appointed as a new member of the Supervisory Board, effective June 24, 2025. KPMG Accountants N.V. was reappointed as the external auditors for the financial year 2026.

A table containing tabulations of the votes casted is expected to be released in the coming days.

About CureVac

CureVac (Nasdaq: CVAC) is a pioneering multinational biotech company founded in 2000 to advance the field of messenger RNA (mRNA) technology for application in human medicine. CureVac’s mRNA platform incorporates a series of novel technologies, designed to improve the efficacy, safety and cost-effectiveness of mRNA therapeutics aimed at resulting in enhanced immune responses at lower doses. Additionally, CureVac has developed LNPs, which have been optimized for indication specific use across infectious diseases and oncology. CureVac is leveraging mRNA technology, combined with advanced omics and computational tools, to design and develop off-the-shelf and personalized cancer vaccine product candidates. It also develops programs in prophylactic vaccines and in treatments that aim to enable the human body to produce its own therapeutic proteins. Headquartered in Tübingen, Germany, CureVac also operates sites in the Netherlands, Belgium, Switzerland, and the U.S. Further information can be found at www.curevac.com.

CureVac Media and Investor Relations Contact

CureVac, Tübingen, Germany

T: +49 7071 9883-0

communications@curevac.com

Forward-Looking Statements of CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac SE, CureVac Manufacturing GmbH, CureVac Inc., CureVac Swiss AG, CureVac Corporate Services GmbH, CureVac Belgium SA and CureVac Netherlands B.V. (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, cash runway expectations, timing of various milestones, the impact of restructuring, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, ability to implement our pipeline strategy, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, ability to implement, maintain and improve effective internal controls, reliance on key personnel, reliance on intellectual property protection and the company’s and the company’s collaborators’ ability to obtain, maintain, defend and enforce such intellectual property, scope of intellectual property protection, ability to provide for patient safety, fluctuations of operating results due to the effect of exchange rates, delays in litigation proceedings, different judicial outcomes and other important factors discussed under the caption “Risk Factors” in the company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 11, 2025, as such factors may be updated form time to time in its other filings with the SEC. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the SEC. You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.